Subject to Completion
            Preliminary Pricing Supplement dated February 24, 2006

PRICING SUPPLEMENT
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number:

                               [GRAPHIC OMITTED]
                                1,000,000 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                          Accelerated Return Notes(R)
                   Linked to the International Equity Basket
                                due June , 2007
                                 (the "Notes")
                  $10 original public offering price per unit
                  -------------------------------------------

The Notes:                                     Payment on the maturity date:
o  The Notes are designed for investors who    o The amount you receive on the maturity
   are seeking exposure to the value of the      date will be based upon the  direction of
   International Equity Basket, an index         and percentage change in the value of the
   basket comprised of the Nikkei 225 Index,     International Equity Basket over the term
   the S&P/ASX 200 Index, the Hang Seng Index    of the Notes:
   and the Dow Jones EURO STOXX 50 Index
   (each initially equally weighted), willing     o If the value of the International
   to forego interest payments on the Notes         Equity Basket has increased, on the
   and willing to accept a return that will         maturity date you will receive a
   not exceed the limit described in this           payment per unit equal to $10 plus an
   pricing supplement.                              amount equal to $10 multiplied by
                                                    triple the percentage increase of the
o  There will be no payments prior to the           International Equity Basket, up to a
   maturity date and we cannot redeem the           maximum total payment which will be
   Notes prior to the maturity date.                between $11.60 and $12.00 per unit, as
                                                    described in this pricing supplement.
o The Notes will not be listed on any
  securities exchange.                            o If the value of the International
                                                    Equity Basket has decreased, on the
o  The Notes will be senior unsecured debt          maturity date you will receive a
   securities of Merrill Lynch & Co., Inc.          payment per unit based upon that
   and part of a series entitled "Medium-Term       percentage decrease and, as a result,
   Notes, Series C". The Notes will have the        you may receive less, and possibly
   CUSIP No.:              .                        significantly less, than the $10
                                                    original public offering price per unit.
o  The settlement date for the Notes is
   expected to be April , 2006.




      Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

      Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and the accompanying prospectus supplement.

                  -------------------------------------------
                                                             Per Unit    Total
      Public offering price (1).............................. $10.00       $
      Underwriting discount (1)..............................   $.20       $
      Proceeds, before expenses, to Merrill Lynch & Co., Inc.  $9.80       $

     (1) The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              -------------------

                              Merrill Lynch & Co.

                              -------------------
             The date of this pricing supplement is March , 2006.




"Accelerated Return Notes(R)" is a registered mark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A..................................................PS-3
RISK FACTORS..............................................................PS-7
DESCRIPTION OF THE NOTES.................................................PS-11
THE BASKET...............................................................PS-16
UNITED STATES FEDERAL INCOME TAXATION....................................PS-29
ERISA CONSIDERATIONS.....................................................PS-32
USE OF PROCEEDS AND HEDGING..............................................PS-33
SUPPLEMENTAL PLAN OF DISTRIBUTION........................................PS-33
EXPERTS..................................................................PS-33
INDEX OF CERTAIN DEFINED TERMS...........................................PS-34

                             Prospectus Supplement

RISK FACTORS...............................................................S-3
DESCRIPTION OF THE NOTES...................................................S-4
UNITED STATES FEDERAL INCOME TAXATION.....................................S-21
PLAN OF DISTRIBUTION......................................................S-28
VALIDITY OF THE NOTES.....................................................S-29

                                  Prospectus

Merrill Lynch & Co., Inc.....................................................2
Use of Proceeds..............................................................2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends.........................3
The Securities...............................................................3
Description of Debt Securities...............................................4
Description of Debt Warrants................................................15
Description of Currency Warrants............................................17
Description of Index Warrants...............................................18
Description of Preferred Stock..............................................24
Description of Depositary Shares............................................29
Description of Preferred Stock Warrants.....................................33
Description of Common Stock.................................................35
Description of Common Stock Warrants........................................38
Plan of Distribution........................................................41
Where You Can Find More Information.........................................42
Incorporation of Information We File With the SEC...........................42
Experts.....................................................................43

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Accelerated Return Notes(R) Linked to the International Equity Basket due June , 2007 (the "Notes"). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the International Equity Basket (the "Basket") and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors"
section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

      The Notes will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June , 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

        Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

      MLPF&S, as calculation agent, will determine the value of the Basket as described in the section entitled "The Basket" in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of four international equity indices, as reflected by changes in the value of the Basket, over the term of the Notes. The indices that comprise the Basket are the Nikkei 225 Index, S&P/ASX 200 Index, Hang Seng Index and the Dow Jones EURO STOXX 50 (each a "Basket Index" and together the "Basket Indices"). Each Basket Index will be assigned a weighting so that each Basket Index represents an equal portion of the Basket on the date the Notes are priced for initial sale to the public (the "Pricing Date").

      A fixed factor (the "Multiplier") will be determined for each Basket Index by taking the weighting for that Basket Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Index and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Basket Index will be listed in the section entitled "The Basket" in this pricing supplement.

      An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks included in the Basket Indices (the "Underlying Stocks").

How has the Basket performed historically?

      The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2001 through January 2006 based upon the Multiplier for each Basket Index calculated as of February 17, 2006 and historical levels of each Basket Index. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Index from January 2001 through January 2006. The tables and graphs referred to in this paragraph are included in the section entitled "The Basket" in this pricing supplement.

      We have provided the hypothetical and historical information to help you evaluate the behavior of the Basket in various economic environments, however, past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

      On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

      The "Redemption Amount" to which you will be entitled will depend on the direction of and percentage change in the value of the Basket over the term of the Notes and will equal:

(i)   If the Ending Value is greater than the Starting Value:

                            (     (Ending Value-Starting Value))
                      $10 + ($30 x(---------------------------))
                            (     (      Starting Value       ))

provided, however, the Redemption Amount will not exceed an amount which will be between $11.60 and $12.00 per unit (the "Capped Value"). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii)  If the Ending Value is equal to or less than the Starting Value:

                                ( Ending Value )
                          $10 x (--------------)
                                (Starting Value)

      The "Starting Value" will be set to 100 on the Pricing Date.

      The "Ending Value" means the average of the values of the Basket at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in any Basket Index or certain futures or options contracts relating to a Basket Index.

      The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 16% to 20% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the value of the Basket declines over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

      For more specific information about the Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

Will I receive interest payments on the Notes?

      You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value, in exchange for the ability to participate in changes in the value of the Basket over the term of the Notes.

Examples

Set forth below are three examples of Redemption Amount calculations, assuming a Capped Value of $11.80, the midpoint of the range of $11.60 and $12.00.

Example 1--The hypothetical Ending Value is 50% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 50

                                      (  50 )
                                $10 x (-----) = $5.00
                                      ( 100 )

Redemption Amount (per unit) = $5.00

Example 2--The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 103

                                  (103-100))
                     $10 + ($30 x (-------)) = $10.90
                                  (  100  ))

Redemption Amount (per unit) = $10.90

Example 3--The hypothetical Ending Value is 150% of the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 150

                                  (150-100))
                     $10 + ($30 x (-------)) = $25.00
                                  (  100  ))

                                                (Redemption
                                                Amount cannot be
Redemption Amount (per unit) = $11.80           greater than the
                                                Capped Value)


What about taxes?

      The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

      In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the "Calculation Agent"). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

      We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the value of the Basket. Because the value of the Basket is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return on a direct investment in the Underlying Stocks included in the Basket Indices

      The opportunity to participate in the possible increases in the value of the Basket through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of between 16% and 20% over the $10 original public offering price per unit of the Notes. However, in the event that the value of the Basket declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

      In addition, your return will not reflect the return you would realize if you actually owned the Underlying Stocks and received the dividends paid on those stocks, if any, because the value of the Basket is calculated by reference to the prices of the Underlying Stocks without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 principal amount. This is due to, among other things, the fact that the $10 principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Your return may be affected by factors affecting international securities markets

      The Basket Indices are computed by reference to the value of the equity securities of companies listed on various Australian, European and Asian exchanges. The return on the Notes will be affected by factors affecting the value of securities in these markets. Foreign securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in these markets may affect prices and the volume of trading in these foreign markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"). Additionally, accounting, auditing and financial reporting standards and requirements in the relevant foreign markets differ from those applicable to United States reporting companies.

      The prices and performance of securities of companies in the relevant foreign markets may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country's government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the international securities markets. Moreover, the relevant foreign economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the value of the Basket. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

      Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. If interest rates increase or decrease in markets related to the Basket Indices, the trading value of the Notes may be adversely affected. The level of interest rates in the United States, Australia, Europe or Asia may also affect the applicable economies and in turn the level of the related Basket Index and, thus, the trading value of the Notes.

      Changes in the volatility of the Basket Indices are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of any of the Basket Indices increases or decreases, the trading value of the Notes may be adversely affected.

      Changes in dividend yields on the stocks included in the Basket Indices are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Basket Indices increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

      As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a "time premium" due to expectations concerning the value of the Basket during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks underlying the Basket Indices or futures or options contracts on the Basket Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Basket. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the value of the Basket and therefore the trading value of the Notes.

Potential conflicts of interest could arise

      Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of any of the Basket Indices. See the sections entitled "Description of the Notes--Adjustments to the Basket; Market Disruption Events" and "--Discontinuance of the Basket Indices" in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

      ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Basket Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Basket Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

      You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on June , 2007. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is .

      While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

      The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

  Determination of the Redemption Amount

      The "Redemption Amount" per unit will be determined by the Calculation Agent and will equal:

      (i)   If the Ending Value is greater than the Starting Value:

                          (      (Ending Value-Starting Value))
                    $10 + ($30 x (---------------------------));
                          (      (      Starting Value       ))

provided, however, the Redemption Amount will not exceed an amount which will be between $11.60 and $12.00 per unit (the "Capped Value"). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the "Pricing Date") and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

      (ii)  If the Ending Value is equal to or less than the Starting Value:

                                 ( Ending Value  )
                           $10 X (---------------)
                                 (Starting Value )

      The "Starting Value" will be set to 100 on the Pricing Date.

      The "Ending Value" will be determined by the Calculation Agent and will equal the average of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined on the last scheduled Basket Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "--Adjustments to the Basket; Market Disruption Events") on that scheduled Basket Business Day.

      The "Calculation Period" means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

      A "Calculation Day" means any Basket Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      A "Basket Business Day" means a day on which the Basket Indices or any successor indices are calculated and published.

      All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

      The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

      o the percentage change from the Starting Value to the hypothetical Ending Value;

      o     the total amount payable on the maturity date per unit;

      o     the total rate of return to holders of the Notes;

      o     the pretax annualized rate of return to holders of the Notes; and

      o the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 2.65% per annum, as more fully described below.

      The table below assumes a Capped Vale of $11.80, the midpoint of the expected range of $11.60 and $12.00.


                  Percentage Change                                         Pretax
                           from the       Total amount      Total       annualized                     Pretax
                     Starting Value     payable on the    rate of          rate of            annualized rate
Hypothetical    to the hypothetical      maturity date  return on        return on           of return on the
Ending Value           Ending Value           per unit  the Notes     the Notes(1)    Underlying Stocks(1)(2)
------------    -------------------     --------------  ---------     ------------    -----------------------

       50.00                   -50%               5.00     -50.00%         -51.38%                    -48.23%
       60.00                   -40%               6.00     -40.00%         -39.31%                    -36.32%
       70.00                   -30%               7.00     -30.00%         -28.34%                    -25.47%
       80.00                   -20%               8.00     -20.00%         -18.23%                    -15.45%
       90.00                   -10%               9.00     -10.00%          -8.83%                     -6.11%
       92.00                    -8%               9.20      -8.00%          -7.02%                     -4.32%
       94.00                    -6%               9.40      -6.00%          -5.23%                     -2.54%
       96.00                    -4%               9.60      -4.00%          -3.47%                     -0.79%
       98.00                    -2%               9.80      -2.00%          -1.72%                      0.95%
      100.00(3)                  0%              10.00       0.00%           0.00%                      2.66%
      102.00                     2%              10.60       6.00%           5.06%                      4.36%
      104.00                     4%              11.20      12.00%           9.95%                      6.03%
      106.00                     6%              11.80(4)   18.00%          14.70%                      7.69%
      108.00                     8%              11.80      18.00%          14.70%                      9.33%
      110.00                    10%              11.80      18.00%          14.70%                     10.96%
      120.00                    20%              11.80      18.00%          14.70%                     18.84%
      130.00                    30%              11.80      18.00%          14.70%                     26.36%

------------------------------

(1) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 21, 2006 to April 23, 2007, a term expected to be equal to that of the Notes.

(2)   This rate of return assumes:

      (a) a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change of each Basket Index, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

      (b) a constant dividend yield of 2.65% per annum (which equals the average of a dividend yield of 0.86% for the Nikkei 225 Index, 3.66% for the S&P/ASX 200 Index, 3.35% for the Hang Seng Index and 2.74% for the Dow Jones EURO STOXX 50 Index), paid quarterly from the date of initial delivery of the Notes, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

      (c)   no transaction fees or expenses.

      (3)   This is the Startng Value.

      (4) The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of calculating these hypothetical returns has been assumed to equal $11.80 (the midpoint of the range of $11.60 and $12.00).

      The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value and term of your investment.

Adjustments to the Basket; Market Disruption Events

      If at any time Nikon Keizai Shimbun, Inc. ("NKS"), Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's" or "S&P" ), HSI Services Limited ("HSI") or STOXX Limited ("STOXX") (each an "Index Publisher") makes a material change in the formula for or the method of calculating its respective Basket Index or in any other way materially modifies that Basket Index so that the Basket Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Index, as so adjusted. Accordingly, if the method of calculating a Basket Index is modified so that the level of the Basket Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the Calculation Agent will adjust the Basket Index in order to arrive at a level of the Basket Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the Calculation Agent:

      (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise a Basket Index or any successor index; or

      (B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to a Basket Index, or any successor index.

      For the purpose of determining whether a Market Disruption Event has occurred:

      (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

      (2) a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Basket Index, or any successor index, will not constitute a Market Disruption Event;

      (3) a suspension in trading in a futures or options contract on the applicable Basket Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Basket Index; and

      (4) a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

      The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Basket Indices

      If an Index Publisher discontinues publication of its respective Basket Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Index (a "successor index"), then, upon the Calculation Agent's notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity for the Basket Index and calculate the Ending Value as described above under "--Payment on the Maturity Date". Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

      In the event that an Index Publisher discontinues publication of its respective Basket Index and:

      o     the Calculation Agent does not select a successor index; or

      o     the successor index is not published on any of the Calculation
            Days,

the Calculation Agent will compute a substitute level for that Basket Index in accordance with the procedures last used to calculate that Basket Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Index as described below, the successor index or level will be used as a substitute for that Basket Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

      If an Index Publisher discontinues publication of its respective Basket Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      o     the determination of the Ending Value; and

      o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

      A "Business Day" is any day that is either (i) a Basket Business Day or
(ii) a day on which the applicable exchanges listing the stocks of companies used to calculate a substitute level for a Basket Index following a discontinuance, as discussed above, are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Index may adversely affect trading in the Notes.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

      In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                  THE BASKET

      The Basket is designed to allow investors to participate in the percentage change in the level of the Nikkei 225 Index, the S&P/ASX 200 Index, the Hang Seng Index and the Dow Jones EURO STOXX 50 Index over the term of the Notes. The Basket Indices are described in the sections below. Each Basket Index will be assigned an equal weighting so that each Basket Index will represent an equal portion of the value of the Basket on the Pricing Date.

      The Index Publishers have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the Notes.

Determination of the Multiplier for each Basket Index

      A fixed factor (the "Multiplier") will be determined for each Basket Index, based upon the weighting of that Basket Index. The Multiplier for each Basket Index will be calculated on the Pricing Date and will equal:

      o the weighting (as a percentage) for that Basket Index, multiplied by 100; and

      o     divided by the closing level of that Basket Index on the Pricing
            Date.

      The Multipliers will be calculated in this way so that the value of the Basket will equal 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Index in the event that Basket Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Index had those material changes or modifications not been made.

      The hypothetical Multipliers for each Basket Index are listed under "--Computation of the Basket" below.

Computation of the Basket

      The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Index on a Calculation Day and the Multiplier applicable to each Basket Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Index. Any increase in the level of a Basket Index (assuming no change in the levels of the other Basket Indices) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Index (assuming no change in the levels of the other Basket Indices) will result in a decrease in the value of the Basket. If February 17, 2006 were the Pricing Date, for each Basket Index, the weighting, the initial closing level, the Multiplier and the initial contribution to the Basket value would be as follows:


                                 Country                         Closing                 Basket
Basket Indices                  Exposure   Symbol   Weighting   Level(1)   Multiplier    Points
----------------------------   ---------   ------   ---------   --------   ----------   -------
Nikkei 225 Index                   Japan      NKY         25%  15,713.45     0.001591     25.00
S&P/ASX 200 Index              Australia     AS51         25%   4,799.90     0.005208     25.00
Hang Seng Index                Hong Kong      HS1         25%  15,475.69     0.001615     25.00
Dow Jones EURO STOXX 50 Index     Europe     SX5E         25%   3,767.70     0.006635     25.00

----------------------------------

(1)   This is the closing level of each Basket Index on February 17, 2006.

(2) The hypothetical Multiplier equals the weighting of the Basket Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Index on February 17, 2006. The actual Multiplier will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

Hypothetical Historical Data on the Basket

      While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through January 2006 based upon historical levels of each Basket Index, the hypothetical Multipliers and a Basket value of 100 on February 17, 2006. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the notes.


                             2001   2002   2003    2004   2005    2006
                            -----  -----  -----   -----  -----  ------
January.................... 97.16  75.63  58.54   74.51  81.48  102.11
February................... 90.37  75.61  56.84   76.73  83.64
March...................... 85.46  78.26  55.18   75.41  82.08
April...................... 91.16  78.02  57.63   74.21  80.17
May........................ 89.35  77.28  59.87   73.76  82.15
June....................... 88.04  71.56  61.74   75.77  84.76
July....................... 83.23  66.20  64.57   74.26  87.90
August..................... 76.86  65.76  67.71   74.62  88.64
September.................. 69.38  59.68  66.81   75.59  93.44
October.................... 72.77  61.56  70.62   76.56  90.15
November................... 76.90  64.50  70.02   79.62  94.80
December................... 78.26  60.20  72.81   81.95  98.22


      The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

                               [GRAPHIC OMITTED]

The Basket Indices

The Nikkei 225 Index

      The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the "TSE") and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

      The Nikkei 225 Index is a modified, price-weighted index. Each stock's weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. NKS calculates the Nikkei 225 Index by multiplying the per share price of each stock by the corresponding weighting factor for that Underlying Stock (a "Weight Factor"), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.14 as of February 17, 2006, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing (Y)50 by the par value of the relevant stock, so that the share price of each stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of (Y)50. Each Weight Factor represents the number of shares of the related stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the stocks, which is currently the TSE. The level of the Index is calculated once per minute during TSE trading hours.

      In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

      Stocks may be deleted or added by NKS. However, to maintain continuity in the Nikkei 225 Index, the policy of NKS is generally not to alter the composition of the stocks except when a stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Index: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, NKS will select, in accordance with certain criteria established by it, a replacement for the deleted stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei 225 Index. As a result, an existing stock with low trading volume and not representative of a market will be deleted.

      None of ML&Co., MLPF&S and NKS accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

      All disclosure contained in this pricing supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. The information reflects the policies of, and is subject to change by NKS. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

The Tokyo Stock Exchange

      The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

      Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

      The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

Historical data on the Nikkei 225 Index

      The following table sets forth the closing level of the Nikkei 225 Index at the end of each month in the period from January 2001 through January 2006. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes.

                        2001       2002      2003       2004       2005        2006
                    --------   --------  --------   --------   --------   ---------
January.............13843.55    9997.80   8339.94   10783.61   11387.59   16649.82
February............12883.54   10587.83   8363.04   11041.92   11740.60
March...............12999.70   11024.94   7972.71   11715.39   11668.95
April...............13934.32   11492.54   7831.42   11761.79   11008.90
May.................13262.14   11763.70   8424.51   11236.37   11276.59
June................12969.05   10621.84   9083.11   11858.87   11584.01
July................11860.77    9877.94   9563.21   11325.78   11899.60
August..............10713.51    9619.30  10343.55   11081.79   12413.60
September........... 9774.68    9383.29  10219.05   10823.57   13574.30
October.............10366.34    8640.48  10559.59   10771.42   13606.50
November............10697.44    9215.56  10100.57   10899.25   14872.15
December............10542.62    8578.95  10676.64   11488.76   16111.43


      The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Nikkei 225 Index. On February 17, 2006, the closing level of the Nikkei 225 Index was 15,713.45.

                               [GRAPHIC OMITTED]

License Agreement

      NKS and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned and published by NKS in connection with some securities, including the Notes.

      NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. NKS has no obligation or liability in connection with the administration or marketing of the Notes.

      The use of and reference to the Index in connection with the Notes have been consented to by NKS, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for "Nikkei" and the Nikkei 225 Index and any other rights belong to NKS.

S&P/ASX 200 Index

      The S&P/ASX 200 Index was introduced in April 2000 with a base value of 3000 to replace the All Ordinaries as an institutional benchmark index for the Australian equity market. As of December 31, 2005 the S&P/ASX 200 Index covered approximately 78% of the Australian equities market. The S&P/ASX 200 Index is composed of the S&P/ASX 100 plus an additional 100 stocks selected by the Standard and Poor's Australian Index Committee. To be eligible for inclusion, the stocks must be listed on the Australian Stock Exchange (the "ASX"), actively and regularly traded and have a minimum free float threshold of 30%. Calculation for the S&P/ASX 200 Index is based on stock prices taken from the ASX. The official daily index closing values for price and accumulation indices, are calculated after the market closes and are based on the last traded price for each constituent.

      The S&P/ASX 200 Index is governed by the Standard and Poor's Australian Index Committee, made up of members of Standard and Poor's and the ASX. The Committee reviews constituents quarterly to ensure adequate market capitalization and liquidity. The weighting of constituents in the S&P/ASX 200 is determined by the free float assigned to each stock by the Committee. Each stock's free float is reviewed as part of the March quarterly review.

      All disclosure in this pricing supplement regarding the S&P/ASX 200 Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated is derived from publicly available information. The information reflects the policies of, and is subject to change by Standard and Poor's. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

Historical data on the S&P/ASX 200 Index

      The following table sets forth the closing level of the S&P/ASX 200 Index at the end of each month in the period from January 2001 through January 2006. This historical data on the S&P/ASX 200 Index is not necessarily indicative of the future performance of the S&P/ASX 200 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P/ASX 200 Index during any period set forth below is not an indication that the S&P/ASX 200 Index is more or less likely to increase or decrease at any time over the term of the Notes.



                         2001      2002      2003      2004      2005      2006
                      -------   -------   -------   -------   -------   -------
January.............. 3341.70   3464.20   2956.90   3272.00   4107.30   4929.60
February............. 3326.50   3414.30   2800.90   3360.60   4172.80
March................ 3147.20   3414.80   2885.20   3415.30   4109.90
April................ 3329.40   3350.00   3007.50   3400.80   3983.20
May.................. 3379.10   3373.60   3011.00   3460.20   4106.40
June................. 3490.30   3216.00   3025.80   3532.90   4277.50
July................. 3324.50   3086.20   3122.30   3536.10   4388.80
August............... 3275.60   3120.10   3199.70   3553.70   4446.80
September............ 3049.50   2970.90   3169.50   3665.00   4641.20
October.............. 3249.60   3042.90   3272.00   3778.60   4459.70
November............. 3337.50   3061.40   3186.40   3931.30   4634.80
December............. 3422.30   3007.10   3299.80   4050.60   4763.40


      The following graph sets forth the historical performance of the S&P/ASX 200 Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the S&P/ASX 200 Index. On February 17, 2006, the closing level of the S&P/ASX 200 Index was 4,799.90.

                               [GRAPHIC OMITTED]

License Agreement

      S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S.

      The license agreement between S&P and MLPF&S provides that the following language must be stated in this pricing supplement:

      "S&P and S&P/ASX are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by MLPF&S and ML&Co.

      The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). Neither S&P nor the Australian Stock Exchange ("ASX") makes any representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P/ASX 200 Index to track general stock market performance. S&P's and ASX's only relationship to MLPF&S and ML&Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and ASX and of the S&P/ASX 200 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P and ASX have no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P/ASX 200 Index. S&P and ASX are not responsible for and have not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P and ASX have no obligation or liability in connection with the administration, marketing or trading of the Notes.

      S&P AND ASX DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P/ASX 200 INDEX OR ANY DATA INCLUDED THEREIN AND S&P AND ASX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND ASX MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P/ASX 200

INDEX OR ANY DATA INCLUDED IN THE S&P/ASX 200 INDEX IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR FOR ANY OTHER USE. S&P AND ASX MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE S&P/ASX 200 INDEX OR ANY DATA INCLUDED IN THE S&P/ASX 200 INDEX. WITHOUT LIMITING ANY OF THE ABOVE INFORMATION, IN NO EVENT SHALL S&P AND ASX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGE (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF THESE DAMAGES."

Hang Seng Index

      The Hang Seng Index is compiled, published and managed by HSI and was first calculated and published on November 24, 1969. The Hang Seng Index is a market-capitalization weighted index consisting of 33 constituent stocks that, as of February 17, 2006, accounted for about 70% of the total market capitalization of all eligible stocks listed on the Stock Exchange of Hong Kong Ltd. (the "SEHK"). To be eligible for selection, a company: (1) must be among those that constitute the top 90% of the total market capitalization of all ordinary shares listed on the SEHK (market capitalization is expressed as an average of the past 12 months); (2) must be among those that constitute the top 90% of the total turnover on the SEHK (turnover is aggregated and individually assessed for eight quarterly subperiods for the past 24 months);
(3) should normally have a listing history of at least 24 months; and (4) should not be a secondary listed company. From the many eligible candidates, final selections are based on the following: (1) the market capitalization and turnover rankings of the companies; (2) the representation of the subsectors within the Hang Seng Index directly reflecting that of the market; and (3) the financial performance of the companies.


      All disclosure in this pricing supplement regarding the Hang Seng Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. This information reflects the policies of, and is subject to change by HSI and Hang Seng Data Services Limited. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

Historical data on the Hang Seng Index

      The following table sets forth the closing level of the Hang Seng Index at the end of each month in the period from January 2001 through January 2006. This historical data on the Hang Seng Index is not necessarily indicative of the future performance of the Hang Seng Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Hang Seng Index during any period set forth below is not an indication that the Hang Seng Index is more or less likely to increase or decrease at any time over the term of the Notes.



                         2001       2002       2003       2004        2005       2006
                     --------   --------   --------   --------   ---------   --------
January..............16102.35   10725.30    9258.95   13289.37    13721.69   15753.14
February.............14787.87   10482.55    9122.66   13907.03    14195.35
March................12760.64   11032.92    8634.45   12681.67    13516.88
April................13386.04   11497.58    8717.22   11942.96    13908.97
May..................13174.41   11301.94    9487.38   12198.24    13867.07
June.................13042.53   10598.55    9577.12   12285.75    14201.06
July.................12316.69   10267.36   10134.83   12238.03    14880.98
August...............11090.48   10043.87   10908.99   12850.28    14903.55
September............ 9950.70    9072.21   11229.87   13120.03    15428.52
October..............10073.97    9441.25   12190.10   13054.66    14386.37
November.............11279.25   10069.87   12317.47   14060.05    14937.14
December.............11397.21    9321.29   12575.94   14230.14    14876.43


      The following graph sets forth the historical performance of the Hang Seng Index presented in the preceding table. Past movements of the Hang Seng Index are not necessarily indicative of the future performance of the Hang Seng Index. On February 17, 2006, the closing level of the Hang Seng Index was 15,474.69.

                               [GRAPHIC OMITTED]

License Agreement

      ML&Co. will enter into a non-exclusive license agreement with HSI and Hang Seng Data Services Limited providing for the license to ML&Co., in exchange for a fee, of the right to use certain indices calculated by HSI in connection with the issuance and marketing of securities, including the Notes.


      The license agreement will provide that the following information must be set forth in this pricing supplement:


      "The Hang Seng Index (the "Index") is published and compiled by HSI Services Limited pursuant to a licence from Hang Seng Data Services Limited. The mark and name Hang Seng Index is proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ML&Co. in connection with the Notes (the "Product"), BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON (i) THE ACCURACY OR COMPLETENESS OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ML&CO. IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE

INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship."

Dow Jones EURO STOXX 50 Index

      The Dow Jones EURO STOXX 50 Index (the "EURO STOXX 50 Index") was created by STOXX, a joint venture founded by SWX Group, Deutsche Borse AG and Dow Jones & Company, Inc. ("Dow Jones"). Publication of the Index began on February 26, 1998, based on an initial level of the Index of 1,000 at December 31, 1991.

      The EURO STOXX 50 Index was created by STOXX Limited to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the EURO STOXX 50 Index.

      The EURO STOXX 50 Index is currently calculated by: (i) multiplying the per share price of each underlying security by the number of free-float adjusted outstanding shares (and, if the stock is not quoted in euros, then multiplying by the related country currency and an exchange factor which reflects the exchange rate between the related country currency and the euro);
(ii) calculating the sum of all these products (the "Index Aggregate Market Capitalization"); and (iii) dividing the Index Aggregate Market Capitalization by a divisor which represents the Index Aggregate Market Capitalization on the base date of the EURO STOXX 50 Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the EURO STOXX 50 Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the level of the entire EURO STOXX 50 Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

      The weight of each Underlying Stock that comprises the EURO STOXX 50 Index is capped at 10% of the EURO STOXX 50 Index's total free-float market capitalization. The free-float weights are reviewed quarterly.

      The composition of the EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of August as the basis for the review process. Changes in the composition of the EURO STOXX 50 Index are made to ensure that the EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the EURO STOXX 50 Index or ML&Co. The Index is also reviewed on an ongoing basis, and a change in the composition of the EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. nor have they participated in any way in the creation of the Notes.

      ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with the issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

      A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX's Advisory Committee advises the Supervisory Board on matters relating to the EURO STOXX 50 Index. This advisory committee proposes changes in the composition of the EURO STOXX 50 Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the EURO STOXX 50 Index computation. Decisions on the composition and changes in the EURO STOXX 50 Index are reserved to the Supervisory Board.

      All disclosure contained in this pricing supplement regarding the EURO STOXX 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. This information reflects the policies of, and is subject to change by STOXX or Dow Jones. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

Historical data on the EURO STOXX 50 Index

      The following table sets forth the level of the EURO STOXX 50 Index at the end of each month in the period from January 2001 through January 2006. This historical data on the Index is not necessarily indicative of the future performance of the EURO STOXX 50 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the EURO STOXX 50 Index during any period set forth below is not an indication that the EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the Notes.

                       2001      2002      2003      2004      2005      2006
                    -------   -------   -------   -------   -------   -------
January...........  4779.90   3670.26   2248.17   2839.13   2984.59   3691.41
February..........  4318.88   3624.74   2140.73   2893.18   3058.32
March.............  4185.00   3784.05   2036.86   2787.49   3055.73
April.............  4525.01   3574.23   2324.23   2787.48   2930.10
May...............  4426.24   3425.79   2330.06   2736.83   3076.70
June..............  4243.91   3133.39   2419.51   2811.08   3181.54
July..............  4091.38   2685.79   2519.79   2720.05   3326.51
August............  3743.97   2709.29   2556.71   2670.79   3263.78
September.........  3296.66   2204.39   2395.87   2726.30   3428.51
October...........  3478.63   2518.99   2575.04   2811.72   3320.15
November..........  3658.27   2656.85   2630.47   2876.39   3447.07
December..........  3806.13   2386.41   2760.66   2951.24   3578.93

      The following graph sets forth the historical performance of the EURO STOXX 50 Index presented in the preceding table. Past movements of the EURO STOXX 50 Index are not necessarily indicative of the future performance of the EURO STOXX 50 Index. On February 17, 2006, the closing level of the EURO STOXX 50 Index was 3,767.70.

                               [GRAPHIC OMITTED]

License Agreement

      STOXX and Merrill Lynch & Co., Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch & Co. and its wholly-owned subsidiaries, in exchange for a fee, of the right to use the EURO STOXX 50 Index, which is owned and published by STOXX, in connection with certain securities and other products, including the Notes.

      The license agreement between STOXX and Merrill Lynch & Co., Inc. provides that the following language must be set forth in this pricing supplement:

      "The Dow Jones EURO STOXX 50 Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50 Index and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc. STOXX, Dow Jones and Dow Jones EURO STOXX 50 Index are trademarks of Dow Jones & Company, Inc. and have been licensed for use. STOXX and Dow Jones have no relationship to Merrill Lynch & Co., Inc., other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the Notes. STOXX and Dow Jones do not:

            o     Sponsor, endorse, sell or promote the Notes.

            o Recommend that any person invest in the Deposits or any other securities.

            o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

            o Have any responsibility or liability for the administration, management or marketing of the Notes.

            o Consider the needs of the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

      o STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

      o The results to be obtained by the Deposits, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;

      o     The accuracy or completeness of the Dow Jones
            EURO STOXX 50 Index and its data;

      o The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;

      o STOXX and Dow Jones will have not liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;

      o Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

      The licensing agreement between the Merrill Lynch and Co., Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties."

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the value of the Basket. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

      Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

      Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

      Tax Basis. A U.S. Holder's tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

      Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder's tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, as the case may be, depending upon the U.S. Holder's holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

      Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder's holding period for the Note at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

      Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the "CPDI Regulations").

      If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a "comparable yield" for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder's prior accruals of original issue discount and capital loss thereafter.

      Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

      Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), treats a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a

Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

      Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the value of the Basket, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a "tax home" (as defined for United States federal income tax purposes) in the United States.

      As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

      A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

Basket....................................................................PS-3
Basket Business Day......................................................PS-12
Basket Index..............................................................PS-3
Business Day.............................................................PS-15
Calculation Agent.........................................................PS-6
Calculation Day..........................................................PS-12
Calculation Period.......................................................PS-12
Capped Value..............................................................PS-4
Ending Value..............................................................PS-4
Index Publisher .........................................................PS-14
Market Disruption Event..................................................PS-14
Multiplier ...............................................................PS-3
Notes.....................................................................PS-1
Pricing Date..............................................................PS-3
Redemption Amount.........................................................PS-4
Starting Value............................................................PS-4
Successor index..........................................................PS-15
Underlying Stocks.........................................................PS-3

===============================================================================

                              [GRAPHIC OMITTED]]

                                1,000,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

                          Accelerated Return Notes(R)
                   Linked to the International Equity Basket
                                due June , 2007
                                 (the "Notes")
                  $10 original public offering price per unit

                            ---------------------

                              PRICING SUPPLEMENT

                            ---------------------








                              Merrill Lynch & Co.




                                 March , 2006

===============================================================================